



JULE'S
CASHEW
BRIE

JULE'S
CASHEW
TRUFFLE
BRIE
JULE'S
CASHEW
BRIE

J U L S

Jule's Foods, Inc. Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $200,000

Offering End Date: April 16, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Jule’s Foods, Inc

Founded: 2018

Address: 252 Acacia Ave, Apt 210, Carlsbad, CA 92008

Industry: Food Manufacturing

Employees: 2

Website: Julesfoods.net

Use of Funds Allocation:

- (50%) $100,000- Equipment
- (20%) $40,000- Improvements
- (20%) $40,000- Working Capital
- (10%) $20,000- Packaging

Social:

Facebook: 5 Star Rating

Instagram: 6K Followers



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Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$17,458	$7,003
Cash & Cash Equivalents	$9,934	$5,999
Accounts Receivable	$7,523	$1,003
Short-term Debt	$5,164	$1,347
Long-term Debt	$0	$0
Revenues / Sales	$69,528	$3,844
Cost of Goods Sold	$34,953	$3,526
Taxes & Licenses	$2,029	$2,337
Net Income	$-55,272	$-15,452
Gross Margins	50%	8%

Recognition:

2019
- Nominated for best Artisanal Vegan Cheese in VegNews

2020
- Top 100 New Vegan Product VegNews
- Nominated again for best Artisanal Vegan Cheese in VegNews

About:

The founders of Jule's Foods, Julie Van Dam and Stephen Janke, are passionate about vegan cheese. In 2014, Julie was diagnosed with Stage 4 colorectal cancer. After this life-changing experience they committed to a plant based, healthy lifestyle. The couple wanted to share this lifestyle and their love of fine foods by creating Jule's Foods. Jule's Foods mission is to fulfill your cheese craving. They hear it everyday, "The one thing I can't give up is cheese!" So they've created an inspired plant based cheese company.

Jule's Foods is dedicated to quality specialty vegan cheese products that enables vegans and non-vegans alike to live a healthy lifestyle without compromising their gastronomical experience. Its flagship product is a cashew-based brie: a creamy, delicious vegan cheese that is completely dairy free, animal cruelty free, and environmentally friendly. Most importantly, it has received superior reviews from chefs and consumers alike on both taste and texture.

At their location in Carlsbad, CA, Jule's Foods team creates their artisanal cheeses. The Brie is Aged for over 2 weeks until it ripens to perfection, hand wrapped, then sent out to consumers. Jule's Foods products are now in over 50 retailers and restaurants nationwide and are available directly to customers via shipping in the US.